November 8, 2006

Mail Stop 4561

Howard Leventhal
President
USTelematics, Inc.
335 Richert Drive
Wood Dale, IL 60191

Re: **USTelematics, Inc. (f/k/a Mobilier, Inc.)**
        Amended Registration Statement on Form 10-SB/A
        Filed October 16, 2006
        File No. 0-52193

Dear Mr. Leventhal:

We have reviewed your amendment and have the following comments.

General

1. We note your response to prior comment one of our letter dated September 15, 2006. However, we are unable to locate Annexes A, B, and C, which were referenced in your response. Please submit these Annexes with your next amendment.

2. We note your response to prior comment one of our letter dated September 15, 2006. Please advise what steps are being taken to address the reporting delinquency of StealthMedia Labs, a 60% holder of USTelematics' stock. Under Mr. Leventhal's biographical information, please note that StealthMedia is a delinquent filer and disclose its current operations. Similar revisions should be made to disclosure elsewhere in your document, such as risk factors.

Item 1, Description of Business, page 2
History, page 2

3. We note your revisions in response to prior comment two of our letter dated September 15, 2006. Please provide a more materially complete discussion of USTelematics' activities since October 2005.

Executive Compensation, page 18

4. Please revise your Summary Compensation Table to follow the format of Item
    402(b) of Regulation S-B.

Financial Statements

5. Your Form 10-SB became effective sixty days from filing in accordance with
    Section 12(g) of the Exchange Act. As such, you became subject to all of the
    reporting requirements of Section 13(a) at this time. In this regard, your Form 10-
    QSB for the three months ending August 31, 2006 was due mid-October. We will
    review this Form 10-QSB along with your Form 10-SB amendment.

Closing

        You may contact Stephen Krikorian, Accounting Branch Chief, at (202) 551-
3488 if you have questions regarding financial statements and related matters. Please
contact Hugh Fuller at (202) 551-3853 or me at (202-551-3735 with any other questions.

                                        Sincerely,

                                        Barbara C. Jacobs
                                        Assistant Director

CC: Marc J. Ross
       Sichenzia Ross Friedman Ference LLP
       1065 Avenue of the Americas, 21st Floor
       New York, NY 10018
       Facsimile No. (212) 930-9725